Exhibit 3.3

AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
S & P HOLDINGS, INC.

I, David Laxton, the secretary and a duly authorized officer of S&P Holdings, Inc. (S&P), and being authorized by unanimous consent of the Board of Directors/Shareholder of S&P on January 8, 2004, do hereby make on behalf of S&P the following amendment to the Articles of Incorporation of S&P:

Amendment:  The name of the Louisiana corporation is hereby changed from S & P Holdings, Inc. to Edgen Louisiana Corporation, effective upon the filing of this amendment.

The Secretary of State of the State of Louisiana is hereby authorized and requested to change the name of S & P Holdings, Inc. to Edgen Louisiana Corporation.

In all other respects, the Articles of Incorporation are to remain unchanged, and that the Articles of Incorporation are hereby restated as changed, in their entirety as follows:

ARTICLE I
NAME

The name of the corporation (the “Corporation”) is Edgen  Louisiana Corporation.

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful activity for which corporation may be formed under the Business Corporation Law of Louisiana.

ARTICLE III
CAPITAL

The Corporation has authority to issue an aggregate of 1,000 shares of capital stock, all of which shall be designated common stock having no par value per share.

ARTICLE IV
SHAREHOLDER CONSENTS

Whenever by law, these articles of incorporation or the Corporation’s by-laws, the affirmative vote of shareholders is required to authorize or constitute corporate action, a written consent to such action signed by shareholders holding that proportion of the total voting power necessary to authorize or constitute such corporate action shall be sufficient, without necessity for a meeting of shareholders.  The secretary of the Corporation shall give prompt notice to all shareholders of the action taken pursuant to written consent.

ARTICLE V
DIRECTOR’S PROXIES

Any director absent from a meeting of the board of directors or any committee thereof may be represented by any other director or shareholder, who may cast the vote of the absent director according to the written instructions, general or special, of the absent director.

ARTICLE VI
LIMITATION OF LIABILITY AND INDEMNIFICATION

A.            No director or officer of the Corporation shall be liable to the Corporation or to its shareholders for monetary damages for breach of his fiduciary duty as a director or officer, provided that the foregoing provision shall not eliminate or limit the liability of a director or officer for (1) any breach of his duty of loyalty to the Corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability for unlawful distributions of the Corporation’s assets to, or redemption or repurchase of the Corporation’s shares from, shareholders of the Corporation, under and to the extent provided in La. R.S. 12:92D, or (4) any transaction from which he or she derived an improper personal benefit.

B.            The board of directors may (1) cause the Corporation to enter into contracts with directors and officers providing for the limitation of liability set forth in this article to the fullest extent permitted by law, (2) adopt by-laws or resolutions, or cause the Corporation to enter into contracts, providing for indemnification of directors and officers of the Corporation and other persons, and (3) cause the Corporation to exercise the powers set forth in La. R.S. 12:83F, notwithstanding that some or all of the members of the board of directors acting with respect to the foregoing may be parties to such contracts, or beneficiaries of such by-laws or resolution or the exercise of such powers.

ARTICLE VII

The name and address of the Incorporator is:
David Laxton III
18444 Highland Road
Baton Rouge, LA  70909”

Signed in Baton Rouge, Louisiana on the 8th day of January, 2004.

/s/ David Laxton III
David Laxton III
Secretary of S&P Holdings, Inc.